SÃO PAULO ALPARGATAS S.A.

[redacted]

05011860

São Paulo, October 6th, 2005

SUPPL

SEC MAIL PROCESSING RECEIVED
OCT 11 2005
WASH, D.C. 185 SECTION

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, DC - 20549
USA

Ref.: São Paulo Alpargatas S.A.
File: 82-3692

In order to comply with Rule 12g3-2 (b)(1)(i) we are furnishing to the Commission translations of the information São Paulo Alpargatas S.A. filed both with CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) and Bovespa - São Paulo Stock Exchange, and distributed to its shareholders, in September, 2005:

- 2005 Second Quarter Financial Statements

Sincerely

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

José Sálvio Moraes
Investor Relations Manager
(55 11) 3847-7672
jsalvio@alpargatas.com.br

dlw 10/19

Rua Urussuí, 300 - Itaim Bibi
Pabx: (11) 3847-7322 - Fax (11) 3168-8866
04542-903 - São Paulo - SP
E-mail: alpargatas@alpargatas.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

São Paulo Alpargatas S.A.

Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2005 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
São Paulo Alpargatas S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of São Paulo Alpargatas S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2005, the related statements of income for the quarter and six--month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The Company and consolidated statements of cash flows for the six-month period ended June 30, 2005 are presented for purposes of additional analysis and are not a required part of the basic interim financial statements. Such statements have been subject to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements for the quarter and six-month period ended June 30, 2005 taken as a whole.

5. We had previously reviewed the Company and consolidated balance sheets as of March 31, 2005 and the statements of income for the quarter and six-month period ended June 30, 2004 and cash flows for the six-month period then ended, presented for comparative purposes, and issued unqualified review reports thereon, dated April 29, 2005 and July 30, 2004, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 12, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	06/30/05	03/31/05	06/30/05	03/31/05
CURRENT ASSETS				
Cash and banks	11,586	6,165	15,226	8,741
Temporary cash investments	202,930	182,778	203,041	183,627
Trade accounts receivable	210,941	200,002	271,917	261,003
Advances on exchange contracts	-	-	(1,494)	(3,672)
Allowance for doubtful accounts	(13,512)	(13,134)	(15,247)	(15,049)
Inventories	77,041	74,500	138,957	138,917
Deferred income and social contribution taxes	8,919	7,999	8,919	7,999
Other receivables	11,176	10,300	23,594	32,044
Recoverable taxes	2,136	5,614	17,099	18,830
Interest on capital and dividends receivable	-	3,819	-	-
Prepaid expenses	30,926	41,678	32,919	43,613
	542,143	519,721	694,931	676,053
LONG-TERM ASSETS				
Assets held for sale	15,284	15,238	16,489	16,520
Recoverable taxes	10,706	10,438	10,749	10,468
Escrow deposits	35,863	35,222	37,247	36,781
Other receivables	4,688	5,207	5,536	6,085
Deferred income and social contribution taxes	46,749	46,112	55,859	56,017
	113,290	112,217	125,880	125,871
PERMANENT ASSETS				
Investments:				
Subsidiaries	237,065	235,170	-	-
Negative goodwill - subsidiary	(4,809)	(4,809)	-	-
Other investments	195	195	201	196
Property, plant and equipment	104,315	100,220	264,771	264,032
Deferred charges	11,810	12,142	11,895	12,154
	348,576	342,918	276,867	276,382
TOTAL ASSETS	1,004,009	974,856	1,097,678	1,078,306

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/05	03/31/05	06/30/05	03/31/05
CURRENT LIABILITIES				
Trade accounts payable	55,732	52,649	66,832	64,003
Loans and financing	13,871	14,956	58,507	58,653
Payroll and related charges	33,905	33,023	44,644	42,445
Reserve for contingencies	2,536	3,053	6,264	6,319
Interest on capital and dividends payable	13,728	6,428	13,861	6,267
Taxes payable	9,211	7,159	25,178	20,912
Provision for income and social contribution taxes	9,464	9,338	17,640	20,194
Other payables	14,862	12,956	21,870	20,801
	153,309	139,562	254,796	239,594
LONG-TERM LIABILITIES				
Subsidiaries	54,666	47,023	2,491	7,255
Loans and financing	39,740	48,046	71,254	77,589
Provision for income and social contribution taxes	52,234	51,013	58,988	57,289
Reserve for contingencies	19,370	19,688	20,538	20,871
Provision for taxes	70,669	68,689	70,669	68,689
Other payables	6,483	6,609	7,003	7,128
	243,162	241,068	230,943	238,821
NEGATIVE GOODWILL ON ACQUISITION OF INVESTMENTS	-	-	4,809	6,136
MINORITY INTEREST	-	-	5	5
SHAREHOLDERS' EQUITY				
Capital	343,597	293,615	343,598	293,615
Capital reserve	13,712	12,644	13,712	12,644
Treasury shares	(10,331)	(7,210)	(10,331)	(7,210)
Profit reserves	260,560	295,177	260,146	294,701
	607,538	594,226	607,125	593,750
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,004,009	974,856	1,097,678	1,078,306

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2005	2004	2005	2004
GROSS SALES				
Sales of products	657,255	507,319	844,329	698,776
Sales taxes and returns	(135,826)	(101,306)	(172,348)	(139,653)
NET SALES	521,429	406,013	671,981	559,123
COST OF SALES	(296,666)	(241,204)	(414,516)	(357,042)
GROSS PROFIT	224,763	164,809	257,465	202,081
OPERATING (EXPENSES) INCOME				
Selling expenses	(130,269)	(107,556)	(142,302)	(120,576)
General and administrative expenses	(29,164)	(25,224)	(35,588)	(32,038)
Financial income	21,085	11,893	21,237	14,528
Financial expenses	(11,529)	(13,726)	(16,645)	(22,577)
Equity in subsidiaries	19,839	11,221	-	-
Amortization of deferred charges	(4,121)	(4,095)	(4,132)	(4,105)
Other operating income, net	10,839	1,110	10,440	743
	(123,320)	(126,377)	(166,990)	(164,025)
INCOME FROM OPERATIONS	101,443	38,432	90,475	38,056
Nonoperating income (expenses), net	(1,761)	(476)	14,690	2,169
INCOME BEFORE TAXES ON INCOME	99,682	37,956	105,165	40,225
Income and social contribution taxes	(16,986)	(7,718)	(23,060)	(11,654)
Reversal of interest on capital	-	-	573	-
NET INCOME	82,696	30,238	82,678	28,571

The accompanying notes are an integral part of these interim financial statements.

1. OPERATIONS

The Company is engaged in the manufacture and sale of:

- Footwear and respective components.
- Clothing, textile goods and respective components.
- Leather, resin and natural or synthetic rubber goods.
- Sportswear and sporting goods.
- Cotton processing, spinning, weaving and fabric finishing.

These activities are performed by geographically distributed plants. The Company has tax incentives granted by the state governments where the factories are located. These tax benefits are recognized in income for the year.

The Company and its subsidiaries also have federal tax incentives for operating profit in the Northeast Region and Manaus Free Trade Zone. The related tax benefit is recognized in shareholders' equity as capital reserve.

The Company also holds shareholding control of certain companies, the principal of which and respective operating activities are:

- Amapoly Indústria e Comércio Ltda. (direct 100% interest) - Production of PVC and polyester laminates for use in the manufacture of tarpaulins, backlights, frontlights, banners and awnings, and polyethylene laminates used in the manufacture of covers for agribusiness, home and leisure. Its plant is located in the city of Manaus, State of Amazonas.

- Santista Têxtil S.A. (total interest of 30.67%, and 50% interest in the voting capital) - Operates in the cotton processing, spinning, weaving and fabric finishing areas, and in the sale, import and export of these products and their raw materials, as well as the clothing and related products business.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The individual and consolidated interim financial statements have been prepared and are presented in accordance with Brazilian accounting practices, standards and instructions of the Brazilian Securities Commission (CVM), and in accordance with the accounting practices adopted in the preparation of the financial statements for the year ended December 31, 2004, published on February 22, 2005.

The interim financial statements of the jointly-owned subsidiary, Santista Têxtil S.A., are consolidated proportionally to the Company's ownership interest (30.67%).

The financial statements of the foreign subsidiary have been translated into Brazilian reais based on the foreign currency's exchange rate prevailing on the balance sheet date.

Reconciliation between net income for the six-month periods ended June 30, 2005 and 2004 and shareholders' equity for the six-month period ended June 30, 2005 (Company and consolidated) is as follows:

	Net income		Shareholders' equity	
	06/30/05	06/30/04	06/30/05	03/31/05
Company	82,696	30,238	607,538	594,226
Amapoly Indústria e Comércio Ltda.'s tax incentives	-	(1,487)	-	-
Santista Têxtil S.A.'s unrealized income	(18)	(180)	(413)	(476)
Consolidated	82,678	28,571	607,125	593,750

Certain reclassifications have been made to the financial statements for 2004, for comparability with those for 2005.

3. TEMPORARY CASH INVESTMENTS

	Company		Consolidated	
	06/30/05	03/31/05	06/30/05	03/31/05
Investment fund (a)	75,536	71,900	75,536	71,900
CDB (bank certificates of deposit) (b)	127,394	112,346	127,505	113,195
Provision for market adjustment with swap operations (c)	-	(1,468)	-	(1,468)
	202,930	182,778	103,041	183,627

(a) Investment funds in several banks with average yield of 94.8% of the CDI (interbank deposit rate).

(b) CDBs in several banks with average yield of 100.8% of the CDI.

(c) According to the hedge policy approved by the Board of Directors, the Company enters into swap agreements to exchange US dollars for CDI variation. On April 14, 2005, this operation was written off.

4. PREPAID EXPENSES

As of June 30, 2005, refer primarily to advertising expenses in the first half of 2005 related to inserts and publications in the media to be made in 2005.

5. ESCROW DEPOSITS

Represented primarily by lawsuits related to COFINS (tax on revenue) and labor claims, for which a provision for loss is recorded when, in the legal counsel's opinion, the risk of loss is probable. These provisions are recorded as provision for taxes and reserve for contingencies in long-term liabilities.

6. INVESTMENTS IN SUBSIDIARIES

As of June 30, 2005	Amapoly Indústria e Comércio Ltda.	Fibrasil Agric. e Comércio Ltda.	Expasa Flórida Inc.	Santista Têxtil S.A.	Total
Number of shares or sharequotas held	6,557,122	25,583	2,500	306,086,667	-
Capital	10,045	1,157	13,484	404,720	-
Shareholders' equity	54,922	15,271	(702)	546,380	-
Net income (loss)	4,200	13,756	(20)	5,756	-
Ownership interest - %	100	100	100	30,67	-
Book value of investment - Company:					
June 30, 2005	54,922	15,271	(702)	167,574	237,065
March 31, 2005	52,892	15,311	(954)	167,921	235,170
Equity in subsidiaries:					
First half of 2005	4,200	13,756	(69)	1,814	19,839
First half of 2004	5,606	-	(463)	6,078	11,221

In 2004, the jointly-owned subsidiary Santista Têxtil S.A. acquired Santista Têxtil Brasil S.A. (formerly Companhia Jauense Industrial), determining a negative goodwill of R$45,271. During the first half of 2005, the subsidiary amortized the negative goodwill in the amount of R$8,795 (R$22,581 in 2004).

On March 21, 2005, the subsidiary Fibrasil Agrícola e Comercial Ltda. sold a real property to a third party for R$17,800, generating nonoperating income of R$15,851. The balance receivable is recorded in accounts receivable for sale of permanent assets in consolidated current assets.

7. LOANS AND FINANCING

	Currency	Indexing unit and average annual rate of interest	Company 06/30/05	Company 03/31/05	Consolidated 06/30/05	Consolidated 03/31/05
Bank loans	US$	Exchange variation and interest of 4.35% to 6.89%	48,343	58,778	92,991	99,479
Bank loans	CHF	Exchange variation and interest of 5.25%	-	-	474	699
Bank loans	EUR	Exchange variation and interest of 3.15%	-	-	5,078	6,430
Bank loans	CLP	Exchange variation and interest of 4.54%	-	-	9,498	9,642
Finame (*)	R$	TJLP (**) + interest of 2.5% to 4.5%	5,268	4,224	5,268	4,224
BNDES	R$	Basket of currencies with interest of 7.11% and TJLP plus interest of 4.24% to 6.61%			6,165	7,987
Rural credit	R$	Interest of 8.75%	-	-	1,619	-
Working capital	R$	103.11% of the CDI (***)	-	-	8,668	7,781
Total			53,611	63,002	129,761	136,242
Current liabilities			13,871	14,956	58,507	58,653
Long-term liabilities			39,740	48,046	71,254	77,589

(*) Government agency for machinery and equipment financing.
(**) TJLP - Long-term interest rate.
(***) CDI - Interbank deposit rate.

Maturities of long-term loans and financing are as follows:

Year	Company 06/30/05	Company 03/31/05	Consolidated 06/30/05	Consolidated 03/31/05
2006	7,419	13,030	11,866	21,007
2007	5,779	6,109	12,697	14,912
2008	5,751	5,971	10,014	10,295
2009	5,555	5,794	14,224	9,440
2010	5,163	5,714	7,386	7,355
2011	5,036	5,714	10,030	8,866
2012	5,037	5,714	5,037	5,714
	39,740	48,046	71,254	77,589

In 1996, the Company entered into an agreement with the International Finance Corporation - IFC, in the amount of US$30 million, to finance the Company's investment program. Amortization of this agreement began in 1999 and, as of June 30, 2005, the Company had amortized US$25 million (US$23 million as of March 31, 2005).

Additionally, on November 12, 2002, the Company entered into a new agreement with the IFC, in the amount of US$30 million, to finance the Company's investment program for the period from 2001 to 2004. After a three-year grace period, the loan will be repaid semiannually over seven years, beginning January 2006. On June 27, 2003, the first portion of US$5 million, equivalent to R$14,380, was released. On October 14, 2004, the amount of US$10 million, equivalent to R$28,423, was released.

Both agreements contain restrictive covenants that require the Company to maintain certain financial ratios and procedures. In the event of noncompliance with such covenants, the agreements will become immediately due. As of June 30, 2005, the Company is compliant with such covenants.

These loans are collateralized by the Company's guarantees and properties.

8. PROVISION FOR TAXES - LONG-TERM LIABILITIES

	Company		Consolidated	
	06/30/05	03/31/05	06/30/05	03/31/05
COFINS (tax on revenue)	67,231	65,599	67,231	65,599
PIS (tax on revenue)	1,354	1,320	1,354	1,320
Other	2,084	1,770	2,084	1,770
	70,669	68,689	70,669	68,689

On March 8, 1999, the Company obtained an injunction on the ordinary lawsuit challenging the constitutionality of Law No. 9,718/98 and Constitutional Amendment No. 20.

This injunction allows the payment of COFINS and PIS as provided for in legislation prevailing until January 1999, i.e., without increase in the tax rate and basis of these taxes.

The amounts of these taxes for the periods involved were accrued and are being monetarily restated based on the SELIC (Central Bank overnight rate).

In October 2002, the Company started to make escrow deposits for the amount in dispute. The balance of escrow deposits as of June 30, 2005 is R$19,054 (R$18,631 as of March 31, 2005) and is shown as escrow deposits in long-term assets.

9. RESERVE FOR CONTINGENCIES

As of June 30, 2005, the Company and its subsidiaries are parties to tax, civil and labor lawsuits arising from assessments by tax authorities and from claims filed by third parties, former employees or from legal proceedings and questionings. Reserves were recognized for these contingencies when, in the opinion of management and its legal counsel, the risk of loss was considered probable. These reserves are as follows:

a) Current liabilities

	Company		Consolidated	
	06/30/05	03/31/05	06/30/05	03/31/05
Labor claims	2,204	2,505	3,406	3,786
Tax claims	-	-	1,305	1,169
Other	332	548	1,553	1,364
Total	2,536	3,053	6,264	6,319

b) Long-term liabilities

	Company		Consolidated	
	06/30/05	03/31/05	06/30/05	03/31/05
Labor claims	8,000	8,000	8,983	8,997
Tax claims	8,611	9,210	8,796	9,396
Other	2,759	2,478	2,759	2,478
Total	19,370	19,688	20,538	20,871

10. OTHER PAYABLES - CURRENT LIABILITIES

	Company		Consolidated	
	06/30/05	03/31/05	06/30/05	03/31/05
Royalties	1,569	1,873	1,569	1,873
Freight	3,100	3,528	4,107	4,723
Other (commissions, outside services, concessionaires, etc.)	10,193	7,555	16,194	14,277
	14,862	12,956	21,870	20,873

11. RELATED-PARTY TRANSACTIONS

a) Long-term liabilities

	Company		Consolidated	
	06/30/05	03/31/05	06/30/05	03/31/05
Amapoly Indústria e Comércio Ltda. (i)	42,902	43,109	-	-
Fibrasil Agrícola e Comercial Ltda.	11,764	3,914	-	-
Camargo Corrêa S.A. (ii)	-	-	2,491	7,255
	54,666	47,023	2,491	7,255

(i) Represented by an intercompany account between the Company and its subsidiaries, in view of the centralized management conducted by the Company. No interest is charged and there is no maturity date.

(ii) Refers to financing obtained by Santista Têxtil S.A. to purchase shares in Santista Têxtil Brasil S.A., and is subject to the General Market Price Index (IGP-M) plus 8% per year.

b) Current balances and transactions - Company

	Amapoly Indústria e Comércio Ltda.		Expasa Flórida Inc.		Santista Têxtil Brasil S.A.	
	06/30/05	03/31/05	06/30/05	03/31/05	06/30/05	03/30/05
Current (included in):	345			-	637	939
Trade accounts payable	-	898	-	125	-	-
Other payables		-	79			
	2005	2004	2005	2004	2005	2004
Transactions for the 1st half						
Purchases	15,966	12,289	-	745	3,672	5,124

Purchase and sale transactions were carried out under usual market prices and conditions.

12. FINANCIAL INSTRUMENTS

The Company uses financial instruments to finance its operations or invest available cash.

Risks are managed through strategies previously defined by the Company's senior management.

The balances of temporary cash investments and loans and financing as of June 30, 2005 reflect the average market rates.

The investment in publicly-traded company is represented exclusively by an interest of 30.67% (equivalent to 50% of voting capital) in Santista Têxtil S.A. The market value of this subsidiary was not estimated because the subsidiary's common shares have not been traded recently on stock exchanges.

There are no unrecorded financial instruments (derivatives).

The subsidiary Santista Têxtil S.A. also has financial instruments recorded in its balance sheets, which are intended to reduce risks of price fluctuations on its principal raw material and foreign currency fluctuations of liabilities denominated in foreign currencies.

The carrying value of the financial instruments related to other assets and liabilities approximates fair value.

13. INCOME AND SOCIAL CONTRIBUTION TAXES - COMPANY

a) Assets and liabilities

	06/30/05	03/31/05
Deferred income and social contribution taxes-		
Current assets - temporary differences:		
Allowance for doubtful accounts	4,594	4,466
Provision for inventory loss	1,291	1,631
Reserve for contingencies	862	1,038
Other temporary differences	2,172	864
	8,919	7,999
Long-term assets:		
Tax loss carryforwards (*)	26,083	26,083
Temporary differences:		
Reserve for contingencies	4,719	4,561
Provision for taxes	12,137	12,077
Provision for loss of property, plant and equipment	1,772	1,178
Other temporary differences	2,038	2,213
	20,666	20,029
	46,749	46,112
Long-term liabilities:		
Provision for income and social contribution taxes (*):		
Principal	27,504	27,504
Financial charges	21,892	20,671
	49,396	48,175
Temporary differences	2,838	2,838
	52,234	51,013

(*) The Company is challenging in court the right to offset credits derived from tax loss carryforwards against the total income and social contribution tax amounts payable each year without observing the legal limit of 30%. As a result, the Company has recorded in long-term liabilities the portion in excess of the legal limit of 30% that it has offset. Financial charges, at the SELIC rate, are charged to financial expenses.

In view of this lawsuit, the deferred tax credit was recognized on tax loss carryforwards, as if the legal limit of 30% for offset had been met.

If the final court decision is favorable to the Company, the deferred asset will be matched with the related liability and accrued charges will be reversed and credited to income for the year at that time.

b) Income for the six-month period

Income and social contribution tax expenses recorded in income for the first half of 2005 are composed of:

	Income tax	Social contribution tax
Income before taxes	99,682	99,682
Permanent additions (deductions):		
Equity in subsidiaries	(19,839)	(19,839)
Interest on capital (29,171) (29,171)		
Other permanent deductions	(7,324)	(6,707)
Temporary additions, net of deductions	2,241	2,296
Adjusted taxable income	45,589	46,261
Income tax - 15%	(6,838)	-
Surtax - 10%	(4,547)	-
Social contribution tax - 9%	-	(4,164)
Tax incentives	266	-
Income and social contribution taxes for the period, totaling R$15,283	(11,119)	(4,164)
Deferred income and social contribution taxes on temporary differences, totaling R$767	560	207
Provision for income tax on royalties	(2,470)	-
Income and social contribution taxes on net income for the period, totaling R$16,986	(13,029)	(3,957)

14. SHAREHOLDERS' EQUITY

Capital

Resolutions passed by the Extraordinary Shareholders' Meeting on April 1, 2005 were:

- 1-for-100 reverse stock split of the same stock class, according to the shareholders' interest in the Company.

- Capital increase through capitalization of the 1999 investment reserve, in the amount of R$49,982. As a result, subscribed and paid-up capital as of June 30, 2005 is R$343,598, represented by 19,502,511 shares, of which 9,209,794 are common shares and 10,292,717 are preferred shares, all of which registered and without par value.

Treasury shares

As of June 30, 2005, the Company has 969,188 treasury shares, of which 2,200 (R$67) are common shares and 966,988 (R$10,264) preferred shares, which were acquired as per resolutions of the Board of Directors.

In the second quarter of 2005, the Company purchased, to be held in treasury, 2,200 common shares at an average price of R$30.68, and 100,300 preferred shares at an average price of R$30.44, totaling R$3,120.

Interest on capital

The shareholders are entitled every year to receive dividends of at least 25% of net income, calculated in accordance with Brazilian corporate law and the bylaws. In the first half of 2005, the Board of Directors approved the following interim interest on capital, subject to approval at the Annual Shareholders' Meeting to be held in 2006:

	Company	
	2005	2004
Net income for the six-month period	82,696	30,238
Legal reserve to be recorded at the end of the year	(4,134)	(1,512)
Calculation basis of mandatory minimum dividends	78,562	28,726
Annual mandatory minimum dividends - 25%	19,640	7,181
Board of Directors' proposal:		
Interim interest on capital	29,171	5,666
IRRF (withholding income tax) on interest on capital	(3,294)	(548)
Total net	25,877	5,118

Earnings per share

To maintain comparability of earnings per share for the quarter and six-month period ended June 30, 2005 with the balance for the same period of the prior year, the number of shares in 2004 include the above-mentioned reverse stock split.

15. OTHER OPERATING INCOME, NET

Consist principally of ICMS (state VAT) tax incentives and profit sharing expenses.

16. STOCK OPTION PROGRAM

At the Extraordinary Shareholders' Meeting held on April 26, 2002, the shareholders approved the São Paulo Alpargatas S.A. Stock Option Program whereby employees are granted preferred stock options, so as to retain them or provide an incentive for them to contribute to the interests and objectives of the Company and its shareholders. The Program is managed by a management committee appointed by the Board of Directors. The committee creates, on an annual basis, a Stock Option Plan establishing its terms and conditions, observing basic guidelines set forth in the Program. As of June 30, 2005, through three Plans approved by the management committee, 415,590 stock options have already been granted.

For the three Plans, call options can be exercised as follows:

Grace periods (from the date the call option is granted)	Percentage of shares available for the period
Up to 24 months	Exercise will not be permitted
After 24 months	20%
After 36 months	20%
After 48 months	20%
After 60 months	40%

The exercise of options entitles the beneficiaries to the same rights granted to other shareholders of the Company.

Upon release of the shares by reason of the call option, the transaction's gains or losses will be recorded in shareholders' equity.

17. SUPPLEMENTAL INFORMATION

a) Supplemental consolidated financial information is presented on the Company for the six-month periods ended June 30, 2005 and 2004, excluding the financial information of the subsidiary Santista Têxtil S.A. and maintaining the equity in this subsidiary and the statements of cash flows for the six-month periods ended as follows:

	06/30/05	06/30/04
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	214,570	136,566
Trade accounts receivable	201,130	176,958
Inventories	81,078	64,881
Other	57,021	52,515
Total current assets	553,799	430,920
LONG-TERM ASSETS		
Assets held for sale	15,348	16,377
Recoverable taxes	10,749	9,492
Deferred income and social contribution taxes	46,749	45,989
Other receivables	40,845	33,219
Total long-term assets	113,691	105,077
Permanent assets	285,502	289,189
	952,992	825,186

	06/30/05	06/30/04
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable	57,135	49,634
Loans and financing	14,565	30,021
Payroll and related charges	34,543	28,071
Accounts payable	15,286	12,055
Reserve for contingencies	2,536	3,725
Interest on capital/dividends payable	13,728	5,625
Taxes payable	18,980	10,214
Total current liabilities	156,773	139,345
LONG-TERM LIABILITIES		
Loans and financing	39,740	34,511
Provision for income and social contribution taxes	52,234	45,531
Provision for taxes	70,669	63,163
Reserve for contingencies	19,556	18,040
Other	6,482	6,587
Total long-term liabilities	188,681	167,832
Shareholders' equity	607,538	518,009
	952,992	825,186

	01/01/05 to 06/30/05	01/01/04 to 06/30/04
GROSS SALES	675,419	524,572
Sales tax	138,674	105,435
Net sales	536,745	419,137
Cost of sales	303,887	246,338
GROSS PROFIT	232,858	172,799
OPERATING (EXPENSES) INCOME		
Selling expenses	(132,218)	(108,748)
General and administrative expenses	(27,749)	(24,186)
Management fees	(1,675)	(1,496)
Financial income	16,213	11,915
Financial expenses	(7,262)	(7,279)
Equity in subsidiaries	1,814	6,078
Amortization of deferred charges	(4,132)	(4,105)
Other operating income	10,675	549
	(144,334)	(127,272)
INCOME FROM OPERATIONS BEFORE EXCHANGE VARIATION AND FINANCIAL CHARGES ON TAXES	88,524	45,527
Exchange variation	5,004	(2,564)
Financial charges on taxes	(4,446)	(4,146)
INCOME FROM OPERATIONS	89,082	38,817
Nonoperating income, net	14,448	(251)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	103,530	38,566
Income and social contribution taxes	(20,834)	(8,328)
NET INCOME	82,696	30,238

b) Cash flow

In compliance with the Differentiated Corporate Governance Practices Regulation (Level 1), the cash flow is being presented as supplementary information, prepared indirectly according to the Brazilian Institute of Independent Auditors (IBRACON) Accounting Standard and Procedure (NPC) No. 20.

	06/30/05			06/30/04		
	Company	Consolidated without Santista	Consolidated with Santista	Company	Consolidated without Santista	Consolidated with Santista
Operating activities:						
Net income	82,696	82,696	82,678	30,238	28,751	28,571
Tax incentives	2,484	2,484	2,484		1,487	1,487
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	13,587	14,028	23,664	13,582	14,043	24,315
Proceeds from sale/write-off of property, plant and equipment	1,760	(14,448)	(13,648)	476	251	3,331
Equity in subsidiaries	(19,839)	(1,814)		(11,221)	(6,078)	
Exchange variation on loans and financing	(6,296)	(6,296)	(9,574)	3,976	3,976	8,924
Interest on loans and financing	2,138	2,138	3,274	1,891	1,891	6,053
Financial charges on taxes payable	4,446	4,446	4,446	4,146	4,146	4,146
Negative goodwill amortized on acquisition of subsidiary	-	-	(2,697)	-	-	(6,926)
Exchange variation on investments			6,376			(1,358)
Cash provided by operating activities	80,976	83,234	97,003	43,088	48,467	68,543
Decrease (increase) in assets:						
Trade accounts receivable	(10,089)	(9,941)	(12,306)	(15,652)	(16,325)	(25,420)
Inventories	(10,937)	(12,284)	(8,171)	(4,018)	(6,178)	(26,487)
Prepaid expenses	(1,565)	(1,597)	(1,834)	(19,945)	(19,961)	(19,876)
Recoverable taxes	2,275	2,282	3,019	(664)	(829)	(1,644)
Other	(4,121)	(1,641)	(3,272)	505	810	(1,011)
	(24,437)	(23,181)	(22,564)	(39,774)	(42,483)	(74,438)
Increase (decrease) in liabilities:						
Trade accounts payable	5,035	7,408	10,780	21,349	23,525	24,929
Taxes payable	3,726	3,566	7,324	1,994	2,172	6,093
Payroll and related charges	3,460	3,612	(235)	6,492	6,710	8,343
Provision for income and social contribution taxes	5,598	5,709	6,622	723	722	(622)
Reserve for contingencies	(464)	(2,274)	(2,308)	(1,136)	(1,136)	1,575
Other	12,158	(1,970)	(2,691)	2,421	(3,421)	6,908
	29,513	16,051	19,492	31,843	28,572	47,226
Net cash provided by operating activities	86,052	76,104	93,931	35,157	34,556	41,331
Investing activities:						
Increase in investments			(5)			
Additions to property, plant and equipment/ increase in deferred charges	(21,093)	(21,819)	(33,671)	(9,946)	(10,135)	(17,211)
Dividends and interest on capital received	3,962	3,962		3,475	3,475	
Deferred income			2,697			
Proceeds from sale of permanent assets	7,371	18,051	18,051	2,258	2,522	2,521
Net cash provided by (used in) investing activities	(9,760)	194	(12,928)	(4,213)	(4,138)	(14,690)
Financing activities:						
Borrowings	1,632	1,632	39,364	340	748	60,970
Amortization of principal and interest	(6,985)	(7,103)	(52,190)	(9,201)	(9,201)	(67,160)
Treasury shares	(3,153)	(3,153)	(3,153)			251
Dividends and interest on capital paid	(36,334)	(36,334)	(36,403)	(21,954)	(21,954)	(22,064)
Net cash used in financing activities	(44,840)	(44,958)	(52,382)	(30,815)	(30,407)	(28,003)
Beginning balance of acquisition of indirect subsidiary	-	-	-	-	-	(4,216)
(=) Net increase (decrease) in cash and cash equivalents	31,452	31,340	28,621	129	11	(5,578)
(+) Cash and cash equivalents at beginning of period	183,064	183,230	189,646	136,546	136,555	156,154
(=) Cash and cash equivalents at end of period	214,516	214,570	218,267	136,675	136,566	150,576

SÃO PAULO ALPARGATAS S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE

QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2005

To our Shareholders:

The results achieved by Alpargatas in the first half of the year reflect the success in the implementation of its strategic plan, which is focused on investing in and developing the Company's brands and valuing people. The Company continued its efforts to increase sales, billings and profitability, showing its capacity to overcome difficult times in the market in which it operates, which occurred in the first half of the year.

BRANDS

Havaianas had an increase in sales volume and billings, in local and foreign currency, in the six--month period. These results were possible because the brand **Havaianas** is of high value to consumers in Brazil and abroad. Currently, the sandals are exported to 75 countries. In the second quarter, the **Havaianas** 2005/2006 collection was launched in an event held for local and foreign customers. The line increased from 29 to 39 models. The highlight was the **Havaianas** "Baby", a chidren's line. The new models strengthen the diversity of **Havaianas** and seek to increase the occasions for wearing the sandals, as occurs abroad.

Mizuno recorded an increase in sales of footwear and clothing, resulting in an increase in revenues. The brand was recognized as Top of Mind in the running segment, in a survey conducted by a specialized running magazine, Running.br. The main launches in the six-month period were the **Mizuno** "Wave Pro Runner" 8, with innovative AP - Accelerator Polymer intrasole technology, the Wave Iron Triathlon, specific for triathlon, and a special edition celebrating 20 years of the launch of the **Mizuno** Morelia soccer shoe.

Topper celebrates three decades in the market. To celebrate this, a kit with a KV Carbon ball, numbered series, has been launched. The new footwear collection's highlight was the Dynatech Visible line of soccer shoes, with correction of foot positioning, in an evolution of the technology launched at the end of 2004. To maintain the brand's prominence among the public specialized in soccer, **Topper** began to sponsor the Brazilian Futsal League and its name gained exposure due to the victory of the São Paulo Futebol Clube in the 2005 Libertadores Cup.

Rainha is the country's longest-lasting brand of sports articles, with 70 years of history. The highlight in the six-month period was the lauch of the **Rainha** Neo line, bringing together footwear technology with the language of fashion, which contributed to increase the brand's sales revenue. The **Rainha** VR-500 volleyballs were also launched, with images of champion Brazilian players. The brand continued investing in its image by sponsoring events, athletes and indoor and beach volleyball teams.

Sales of **Timberland** footwear increased, which resulted in an increase in revenues for the business. **Timberland** is the leading brand among consumers who enjoy outdoor activities. As part of the expansion plan, two new stores were opened in shopping malls in São Paulo, in addition to the temporary store for the winter season in Campos do Jordão. The representation agreement with **Timberland International** was renewed for another five years.

Bamba Floribella, which has the name of the main character of a Brazilian television soap opera, was a successful launch in the segment of fashion footwear.

There was a restructuring of the operations of **Meggashop** to strengthen the concept of outlet of the Alpargatas brands. The revenue of the twenty-seven-store chain increased by 25% in the six--month period.

Night&Day Sign is the first digital printing fabric launched to increase the market share of industrial fabrics in the visual communication segment. For the decoration segment, we launched a dust mite-proof and mold-resistant fabric for blinds.

ECONOMIC AND FINANCIAL PERFORMANCE

The following financial information is presented in Brazilian reais, in accordance with corporate law, based on the consolidated financial statements, not considering the partial consolidation of the results of Santista Têxtil, which are stated as equity in subsidiaries. All comparisons are made with the second quarter and the first half of 2004.

With the increased share of higher added-value products in sales, gross sales in the second quarter increased 30.2%, amounting to R$353.9 million. Revenue in the six-month period grew 28.7%, totaling R$675.4 million. This performance is the result of an increase in volume and billings of **Havaianas, Mizuno, Timberland** and clothing of the sports brands. Adding up the different brands of Alpargatas, 81 million pairs of footwear were sold in six months, an increase of 13.8%. Exports represented 6% of net revenue.


Gross Sales
(R$ million)
Quarter
Six-month period
271.9
289.8
323.8
321.5
353.9
524.6
675.4
2Q04
3Q04
4Q04
1Q05
2Q05
1H04
1H05
Gross margin
40.5%
41.4%
42.2%
43.4%
43.4%
41.2%
43.4%

Gross margin increased 2.9 and 2.2 percentage points in the second quarter and first half of the year, respectively. This increase was due to a higher value-added sales mix, dilution of the fixed costs by the increase in production volume and manufacturing production.

Selling, general and administrative expenses in the second quarter totaled R$81.9 million, representing 29.1% of the net sales, against 32.5% in the same period of the prior year. These expenses in the six-month period totaled R$161.6 million, 30.1% of net sales (32.1% in 2004). The 28.7% increase in revenue did not result in a proportional increase in these expenses.

Financial income grew R$4.3 million in the six-month period due to the increase in the average rate of cash investment and the higher volume of funds invested in the financial market.

Equity in subsidiaries decreased R$4.3 million in the six-month period, due to the performance of Santista Têxtil, whose export revenue was affected by the depreciation of the US dollar.

Income from operations before exchange variation and financial charges on taxes maintained the upward trend. Income from operations in the second quarter totaled R$49.4 million, an increase of 130.8% over the amount for the same period of the prior year. In the six-month period, income from operations increased 94.5%, totaling R$88.5 million.

The good operating performance generated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of R$53.7 million in the second quarter, an improvement of 145.2% over the amount for the same period of the prior year. The EBITDA margin was 19.1%. EBITDA in the six-month period totaled R$95.5 million, an increase of 96.1% in relation to 2004.


EBITDA
(R$ million)
Quarter
Six-month period
21.9
46.0
29.0
41.8
53.7
48.7
95.5
2Q04
3Q04
4Q04
1Q05
2Q05
1H04
1H05
EBITDA margin
10.2%
20.1%
11.4%
16.3%
19.1%
11.6%
17.8%

The 11.5% appreciation of the Brazilian real in relation to the US dollar in the first half of the year generated an exchange gain of R$5.0 million, arising from the foreign currency debt.

The sale of a real property in São José dos Campos generated nonoperating income of R$15.7 million in the six-month period.

Net income in the second quarter was R$44.5 million and, in the six-month period, increased 173.8%, totaling R$82.7 million. Excluding the nonrecurring income from the sale of the real property in São José dos Campos, net income for the six-month period increased 122%.


Net Income
(R$ million)
Quarter
Six-month period
15.1
39.2
26.1
38.2
44.5
30.2
82.7
2Q04
3Q04
4Q04
1Q05
2Q05
1H04
1H05
Net margin
7.0%
17.2%
10.2%
14.9%
15.9%
7.2%
15.4%

The cash balance at the end of June was R$214.5 million, 17% higher than the balance as of December 31, 2004. The cash generation of R$95.5 million in the six-month period was sufficient to cover the main cash disbursements in the period: R$36.3 million for payment of interest on capital, R$29.2 million for investment in working capital and R$21.1 million for capital expenditure.


Cash Flow
(R$ million)
183.2
95.5
(29.2)
(21.1)
9.0
(36.3)
4.0
(5.5)
18.1
(3.2)
214.5
Cash balance as of 12/31/04
EBITDA
Investment in working capital
Investment in PP&E
Financial result
Interest on capital paid
Interest on capital received
Amortization of loans, net
Sale of assets
Repurchase of shares
Cash balance as of 06/30/05

At the end of June, gross debt was R$54.3 million, a decrease of R$10.2 million in relation to June 30, 2004. The 15.8% decrease is due to the effect of the depreciation of the US dollar on the foreign currency debt. Net cash, after deduction of the total debt, was R$160.3 million.

CAPITAL MARKET

Preferred shares of Alpargatas closed the six-month period at R$34.99, with an appreciation of 52% in the last 12 months. There was a significant increase in liquidity. The amount of shares traded in the six-month period increased 42% compared with the same period of the prior year. The Board of Directors approved the payment of R$29.3 million as interest on capital, relating to the results of Alpargatas in 2005. On June 9, there was a 1-for-100 reverse stock split of the Company's shares, which began to be traded on the São Paulo Stock Exchange (BOVESPA) at the unit price. In the second quarter, Alpargatas repurchased 102,500 shares of its own issue.

CORPORATE GOVERNANCE

The new Board of Directors of the Company was elected for a three-year term at the Annual Shareholders' Meeting held on April 1, 2005. The new Board is composed of six permanent members and the same number of alternate members, and has two representatives of the minority shareholders. The shareholders also approved a permanent Fiscal Council.

RECOGNITION

Alpargatas was elected by the magazine "Forbes Brasil" as the leader in the textile industry in 2004. The highlights were the results obtained related to return on equity, net income, and performance and liquidity of shares on BOVESPA.

ALPARGATAS INSTITUTE

In the second quarter, the **Timberland** team, together with Alpargatas Institute, participated in Earth Day, a community-related event held in all the countries where the brand is present. In Brazil, the employees of Alpargatas, along with children living in the municipalities of Greater São Paulo, built a plant nursery. In the six-month period, Alpargatas Institute continued the Education through Sports Program with in-school and after-school activities. Vocational courses were offered for adolescents, literacy courses for adults, remedial classes, cultural programming and various sports. The Institute promotes volunteer work in all Alpargatas units, to raise employees' awareness for an ongoing social activity. Based on the entire work being developed, Alpargatas Institute was listed for the second consecutive year in the "Exame Magazine Good Corporate Citizenship Guide".

We express our appreciation for the support from our employees, suppliers, customers, consumers and shareholders, whose belief in our brands has been fundamental to the Company's good performance and growth. We thank everyone for the commitment and dedication.

São Paulo, August 12, 2005
BOARD OF DIRECTORS